[redacted]

06006525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8 - 34602

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sorrento Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED MAY 10 2006 WASH D.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4370 La Jolla Village Drive, Suite 1040
(No. and Street)

San Diego	California	92122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Jaffe — 858-452-3100
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500	Beverly Hills	California	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
JUN 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert, M. Jaffe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sorrento Associates, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert M. Jaffe
Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California }
County of San Diego }

Subscribed and sworn to (or affirmed) before me on this 21st day of April, 2006 by Robert M Jaffe, personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Jessica Hinfey, Notary Public

JESSICA HINFEY
Commission # 1603908
Notary Public - California
San Diego County
My Comm. Expires Sep 2, 2009

---**OPTIONAL**---

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: absent Number of Pages: 1

Signer(s) Other Than Named Above: N/A

SORRENTO ASSOCIATES, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

SORRENTO ASSOCIATES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
Sorrento Associates, Inc.

We have audited the accompanying statement of financial condition of Sorrento Associates, Inc. as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sorrento Associates, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
May 5, 2006

SORRENTO ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash and cash equivalents	$	534,629
Restricted cash		10,000
Security owned, at market		44,424
Investments in partnerships		380,257
Property and equipment, net		140,784
Receivable from shareholder		600,500
Deferred tax asset		128,254
Other assets		37,702
	$	1,876,550
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	216,187
Accrued pension		384,242
Total liabilities		600,429
Stockholder's equity		
Common stock, $0.00001 par value, 1,000,000 shares authorized, 5,000 shares issued and outstanding		-
Additional paid-in capital		175,390
Retained earnings		1,100,731
Total stockholder's equity		1,276,121
	$	1,876,550

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Sorrento Associates Inc. (the "Company"), a Delaware corporation, is a fully disclosed broker-dealer registered with the Securities and Exchange Commission and has been a member of the National Association of Securities Dealers, Inc. since June 2001. The Company manages its investments in partnerships as the general managing partner. The Company invests in securities generally deemed to be venture capital investments. The Company's principal source of revenue is from management fees relating to the partnerships it manages.

Cash Equivalents

The Company considers its investments in short-term money market funds to be cash equivalents. From time to time, the Company maintains amounts on deposit at financial institutions in excess of the federally insured limit of $100,000.

Restricted Cash

The Company has $10,000 held as restricted cash in an interest-bearing account as a deposit for its office lease.

Valuation of Security Owned, at Market

The Company has an investment in a public marketable security that consists of common stock. The marketable security held by the Company is valued at the closing price on the final trading day of the year.

Investments in Partnerships

The equity method is used to account for investments in partnerships. The partnerships record their investments at fair value.

Property and Equipment

Property and equipment include furnishing, fixtures, equipment, and automobiles, which are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). Leasehold improvements are amortized over the shorter of the useful life of the assets or the remaining lease term. Expenditures for maintenance and repairs are charged to expenses as incurred.

1. Nature of operations and summary of significant accounting policies (continued)

Revenue Recognition

Management fees and interest income are recognized on the accrual basis.

Income Taxes

The Company provides for income taxes utilizing the liability method. Under the liability method, current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is established for both the expected future impact of differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carry forwards.

Deferred income tax expense (benefit) is the change during the year in the net deferred income tax asset or liability. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be more likely than not realized.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

2. Investments in partnerships

The Company is the general partner in Sorrento Equity Partners, L.P. ("SEP"), Sorrento Equity Partners II, L.P. ("SEPII"), Sorrento Equity Partners III, L.P. ("SEPIII") and Sorrento Equity Partners IV, L.P. ("SEPIV"). SEP is the general partner of Sorrento Ventures II, L.P. SEPII is the general partner of Sorrento Ventures IIB, L.P. ("SVIIB") and Sorrento Ventures IIC, L.P. ("SVIIC") and is a limited partner of Sorrento Equity Growth Partners I, L.P. ("SEGPI"), which is the general partner of Sorrento Growth Partners I, L.P. ("SGPI"). SEP III is the general partner of Sorrento Ventures III, L.P. ("SVIII") and Sorrento Ventures CE, L.P. ("SVCE"). SEP IV is the general partner of Sorrento Ventures IV, L.P. ("SVIV"). SVII, SVIIB, SVIIC, SGPI, SVIII, SVCE and SVIV (collectively, the "Partnerships") are limited partnerships that invest in securities of companies located primarily in San Diego, California. The investment securities are generally deemed to be venture capital investments. The Company has assigned certain interests in its general partnership interests to employees, which has been recorded as compensation expense.

As the general partner, the Company may be liable for the obligations of SVII, SVIIB, SVIIC, SVIII, SVCE and SVIV to the extent obligations exceed assets.

Profits and losses, and all cash, that the general partner does not expect to use for the operations of SVII, SVIIB, SVIIC, SVII, SVCE and SVIV are generally allocated per the terms of the partnership agreements.

At December 31, 2005, the Company, as general partner or ultimate general partner, is committed to make additional capital contributions to the Partnerships totaling $100,000.

3. Prior period adjustment

A prior period adjustment of $208,942 was booked effective January 1, 2005 to reflect prior period Partnerships audit adjustments.

4. Employee benefit plans

Money Purchase Plan

The Company has a money purchase pension plan subject to vesting. Generally, employees must complete one year of service and attain 21 years of age to become eligible for the plan. Currently, the Company's annual contribution to the plan equals 10 percent of the annual base compensation of all participants, subject to a maximum contribution of $20,000 per participant, and is allocated to participants based on relative compensation levels. Benefits, in the form of an annuity or lump-sum distribution, are paid upon retirement at age 65 or thereafter, death, disability, or termination of employment.

Defined Benefit Plan

The Company adopted a defined benefit pension plan effective January 1, 2000. The benefit is based on the employee's highest three-year-average salary. Employees are eligible after one year of employment. After two years of employment, employees become 20 percent vested and are fully vested after six years of employment.

The Company's annual accrued pension contribution by the Company for 2005 as determined by the actuary is $85,011 to be funded in 2006.

The Company's defined benefit pension plan invests 100 percent in debt securities.

4. Employee benefit plans (continued)

Defined Benefit Plan (continued)

The following table sets forth the plan's obligations, funded status, and amounts recognized in the Company's statement of financial condition at December 31, 2005 as prepared by the Company's actuary:

Benefit obligation, beginning of year	$	399,108
Service cost		105,476
Interest cost		26,369
Actuarial gain		(10,212)
Benefit obligation, end of year	$	520,741
Fair value of plan assets, beginning of year	$	266,889
Actual return on plan assets		7,603
Employer contribution		98,555
Fair value of plan assets, end of year	$	373,047
Funded status	$	(147,694)
Unrecognized net actuarial loss		67,227
Unrecognized prior service cost		9,511
Net amount recognized	$	(70,956)
Amounts recognized in financial statement:		
Accrued liability (minimum liability)	$	(108,000)
Intangible asset		9,511
Other comprehensive income		27,533
Net amount recognized	$	(70,956)
Components of net periodic pension cost:		
Service cost	$	105,476
Interest cost		26,369
Expected return on assets		(23,651)
Amortization of loss		5,257
Amortization of prior service cost		951
Net pension cost	$	114,402

4. Employee benefit plans (continued)

Defined Benefit Plan (continued)

Weighted-average assumptions as of December 31, 2005:

Used to determine benefit obligation:	
Discount rate	6 %
Rate of compensation increase	-
Used to determine periodic benefit cost:	
Discount rate	6 %
Expected long-term return on plan assets	8
Rate of compensation increase	-

NQDC Plan

Effective January 1, 1998, the Company established a nonqualified deferred compensation plan (the "NQDC plan"). Each qualified employee and qualified director may elect to defer the receipt of up to 15 percent of his or her compensation each year in 1 percent increments.

The NQDC Plan provides for investment elections as deemed appropriate by the NQDC committee. Currently, the committee has elected to have all the funds invested in money market funds. The participants of the NQDC Plan could receive allocations to their account equal to the investment return of funds. The Company may make contributions in addition to the participant's own deferrals at its discretion, to which the employee will vest 20 percent per year, after two full years of service, until fully vested. During 2000, the Company amended vesting for Company contributions made after June 30, 2000, as defined in the amendment. Payments of the participant's distributable or vested benefits are made upon termination, retirement, death, or disability. Benefits may be paid in the form of a lump sum or in equal annual installments over five, 10, or 15 years, as elected by the participant.

The Company holds the NQDC Plan assets in a "Rabbi Trust." The NQDC Plan's assets, in the amount of $368,124, are included in cash and cash equivalents in the accompanying statement of financial condition as of December 31, 2005. The NQDC Plan's obligations, in the amount of $278,242, are included in other liabilities in the accompanying statement of financial condition. Earnings from the NQDC Plan's assets were $10,911 during 2005. The assets in the Rabbi Trust are subject to the claims of the general creditors of the Company. The Company had no accrued employer contribution as of December 31, 2005.

5. Security owned, at market

The marketable security owned at December 31, 2005 consists of common stock of Digirad with a cost basis of $64,975 and market value of $44,424.

6. Property and equipment

Property and equipment consist of the following at December 31, 2005:

Leasehold improvements	$ 83,687
Furniture, fixtures, and vehicles	242,444
Office equipment	149,275
	475,406
Accumulated depreciation and amortization	(334,622)
Total	$ 140,784

7. Income taxes

The tax effects of significant items comprising the Company's net deferred tax asset are as follows at December 31, 2005:

Deferred tax asset:	
Retirement plans	$ 119,095
Charitable contribution	13,709
Unrealized loss on investments in partnerships	10,444
Total deferred tax asset	143,248
Deferred tax liability - depreciation	(14,994)
Deferred tax asset, net	$ 128,254

7. Income taxes (continued)

The current and deferred portions of income tax provision included in the statement of operations, as determined in accordance with SFAS No. 109, *Accounting for Income Taxes*, are as follows for the year ended December 31, 2005:

Current:	
Federal	$ 18,364
State	2,536
Subtotal	20,900
Deferred:	
Federal	99,481
State	25,865
Subtotal	125,346
Total	$ 146,246

8. Related party transactions

Certain limited partners of the Partnerships are members of the Partnerships' advisory boards. The Partnerships have investments in entities whose boards of directors include individuals who are also limited partners of the Partnerships.

9. Commitments

The Company leases its office space under an operating lease that expires in June 2006. The future minimum lease commitment is $68,130. Rent expense for the year ended December 31, 2005 was $368,227.

In March 2006, the company obtained a new lease for significantly less space, commencing July 1, 2006.

10. Net capital requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital, maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital is $(36,009), which is $76,038 below its minimum net capital requirement of $40,029.